                                                                    EXHIBIT 99.5

                           Filed by: Dorchester Hugoton, Ltd.
                           Pursuant to Rule 425 under the Securities Act of 1933 Commission File No. 000-10697
                           Subject Company: Dorchester Hugoton, Ltd.



The following is the text of the Third Quarter Newsletter sent by Dorchester Hugoton, Ltd. to Unitholders and others requesting a copy of the quarterly newsletter to Unitholders of the Partnership.

THIRD QUARTER NEWSLETTER

To Our Unitholders:

The following is a reprint of a press release by the Partnership:

               DORCHESTER HUGOTON, LTD. ANNOUNCES LETTER OF INTENT

DALLAS, TEXAS - August 2, 2001 -- Dorchester Hugoton, Ltd. (NASDAQ - DHULZ) announced today the signing of a non-binding letter of intent to sell its assets in exchange for securities of a newly formed, publicly traded limited partnership ("New Partnership"). New Partnership will result from the nontaxable combination of Dorchester Hugoton, Ltd., Republic Royalty Company, Spinnaker Royalty Company, and affiliated partnerships and oil and gas properties. New Partnership's objectives will be to hold properties that do not generate unrelated business taxable income for its unitholders, and to distribute quarterly all cash beyond that required to pay costs and fund reasonable reserves. New Partnership's general partner will be a newly formed limited liability company owned by the general partners of Dorchester Hugoton, Republic Royalty and Spinnaker Royalty. No management fees will be charged by the general partner to New Partnership, and its expense reimbursement will be limited to 5% of net cash flow for the preceding 12 months, with a 3-year limit on carry-forwards.

Republic Royalty and Spinnaker Royalty are privately held, Dallas, Texas based partnerships that own oil and gas mineral and royalty interests in 26 states, which include interests in 395,000 net acres that are approximately 75% undeveloped and interests in over 10,000 producing wells. Current Republic Royalty and Spinnaker Royalty production is approximately 70% natural gas and 30% crude oil. Estimated proved developed producing reserves (SEC basis) are 37 bcf equivalent for Republic Royalty and affiliated partnerships and 18 bcf equivalent for Spinnaker Royalty. Year 2000 cash flows were approximately $30 million for Republic and Spinnaker combined.

Dorchester Hugoton is a publicly held, Dallas area based partnership that produces only natural gas from owned and operated working interests solely in the Hugoton field in Kansas and Oklahoma, which includes 81,300 net acres with 135 net producing wells. Dorchester Hugoton's estimated proved developed producing reserves (SEC basis) are 54 bcf. Dorchester Hugoton's year 2000 cash flows were approximately $18 million.

Under the provisions of the letter of intent, the New Partnership will be owned 39% by former owners of Dorchester Hugoton, Ltd. and 61% by former owners of Republic Royalty (and its affiliated partnerships and property interest holders) and by former owners of Spinnaker Royalty. The general partnership interest in New Partnership will entitle the general partner to a 1% interest in the properties to be acquired from Dorchester Hugoton and a 4% partnership interest in those properties acquired from Republic Royalty, Spinnaker Royalty and Republic's affiliated partnerships and interests and the New Partnership's other properties. Additionally, the general partner of New Partnership will assume the working interest owner's obligations subject to a 96.97% net profits interest held by New Partnership unitholders in those properties acquired from Dorchester Hugoton, so that those properties will not generate unrelated business taxable income.

The combination is subject to a number of conditions including (1) the execution of definitive transaction documents, (2) the receipt of opinions as to the fairness of the transaction, (3) approval by a majority of Dorchester Hugoton unitholders, (4) approvals by the owners of Spinnaker Royalty and Republic Royalty and affiliated partnerships and interest holders, and (5) filings with and/or clearances by various securities and other governmental authorities. Each participant, including Dorchester Hugoton, will distribute to its unitholders and partners all cash not needed for severance payments, merger costs, and working capital. Dorchester Hugoton's cash currently available for distribution is estimated in excess of $22 million prior to such costs.

THE SECURITIES TO BE OFFERED IN CONNECTION WITH THE PROPOSED TRANSACTION WILL BE OFFERED ONLY PURSUANT TO A PROSPECTUS/PROXY STATEMENT INCLUDED IN A REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

ALL DORCHESTER HUGOTON UNITHOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE PROSPECTUS/PROXY STATEMENT TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND THE RELATED SOLICITATION/RECOMMENDATIONS THAT WILL BE PROVIDED TO EACH UNITHOLDER REQUESTING SUCH UNITHOLDER'S VOTE, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. A COPY OF THE PROSPECTUS/PROXY STATEMENT AND RELATED SOLICITATION/RECOMMENDATIONS, WHEN FINALIZED, WILL BE MAILED TO DORCHESTER HUGOTON UNITHOLDERS AND WILL BE AVAILABLE FROM DORCHESTER HUGOTON ON REQUEST. THE PROSPECTUS/PROXY STATEMENT AND RELATED SOLICITATION/RECOMMENDATIONS WILL ALSO BE AVAILABLE ON THE INTERNET AT THE SECURITIES AND EXCHANGE COMMISSION'S WORLD WIDE WEB SITE AT http://www.sec.gov.

Dorchester Hugoton and its General Partners, and their respective directors and/or officers, as applicable, may be deemed under the Rules of the Securities and Exchange Commission to be "participants in the solicitation" of proxies from the security holders of Dorchester Hugoton in favor of the transaction. SECURITY HOLDERS OF DORCHESTER HUGOTON MAY OBTAIN INFORMATION REGARDING THE INTERESTS OF THE "PARTICIPANTS IN THE SOLICITATION" BY READING THE PROSPECTUS/PROXY STATEMENT RELATING TO THE TRANSACTION WHEN IT BECOMES AVAILABLE.

Certain statements in this news release may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievement of Dorchester Hugoton, Republic Royalty or Spinnaker Royalty to be materially different from any future results, performance or achievement expressed or implied by such forward-looking statements.

Dorchester Hugoton, Ltd. is a Dallas area based producer of natural gas and its Depositary Receipts trade on the Nasdaq Stock Market under the symbol DHULZ.



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

QUARTERLY INFORMATION

Third quarter 2001 operating revenues were $4,729,000 and net earnings were $3,045,000 or $0.28 per Unit compared to third quarter 2000 operating revenues of $7,037,000 and net earnings of $5,239,000 or $0.48 per Unit. Third quarter results were lower primarily as a result of lower natural gas market prices. (see table below).

The Partnership has available a $15,000,000 unsecured revolving credit facility with a current borrowing base of $6,000,000. As of October 31, 2001, letters of credit totaled $25,000 and the amount borrowed was $100,000. After the previously reported purchase of the Oklahoma production payment during August 2001, cash and temporary cash investments totaled $19,701,000 on September 30, 2001 compared to $15,767,000 on December 31, 2000. During October 2001, the Partnership began required steps under a settlement agreement to resolve by payment from escrow federal refunds of Kansas tax reimbursements received in the 1980's. An accrual of $500,000 was recorded to other expense during June 2000 and reversed during October 2000. See the Partnership's 2000 Form 10-K for additional information. On April 13, 2001 the Partnership paid an increased quarterly distribution of $0.27 per Unit for the first calendar quarter of 2001. On June 15, 2001 the Partnership paid a special $0.15 per Unit distribution to Unitholders of record on May 31, 2001. On July 13, 2001 and October 12, 2001 the Partnership paid the second and third calendar quarter distributions of $0.27 per Unit.

The Partnership's portion of gas sales volumes (not reduced for Oklahoma production payments where applicable) and weighted average sales prices were:

                                           Three Months Ended        Nine Months Ended
                                        --------------------------   -----------------
                                         September 30,                  September 30,
                                        ---------------    June 30,  -----------------
                                         2001      2000      2001      2001       2000
                                        -----     -----     -----     -----      -----
Sales Volumes - MMCF:
   Oklahoma ...............             1,319     1,427     1,179     3,850      4,193
   Kansas .................               259       269       229       739        842
                                        -----     -----     -----     -----      -----
Total MMCF ................             1,578     1,696     1,408     4,589      5,035
                                        =====     =====     =====     =====      =====
Weighted Average Sales Prices - $/MCF:
   Oklahoma ...............             $2.94     $4.33     $4.82     $5.12      $3.46
   Kansas .................              3.15      4.41      4.87      5.19       3.55
Overall Weighted Average - $/MCF         2.97      4.34      4.83      5.13       3.48


Oklahoma gas sales volumes during the third quarter of 2001 were higher than the previous quarter during which scheduled maintenance was performed and lower than the same quarter of 2000 as a result of natural reservoir decline and recent pipeline maintenance. Kansas gas sales during the third quarter of 2001 were less than the same quarter of 2000 as a result of natural reservoir decline and greater than the previous quarter during which wells were shut-in for state tests.

Since the previous quarterly report, the Partnership has fracture treated (creating cracks in the formation to assist gas flow from the producing zones into the well bore) two wells in Oklahoma. Fracture treatment of one of the wells produced good results with shut-in pressure increasing from 33 to 47 psig and volume increasing from 141 to 207 mcf per day. The other well developed a casing leak which is being repaired prior to refracturing. The Partnership plans to continue the fracture treatment program on other wells.

Prior to October 2001, the Partnership's only well currently producing Upper Fort Riley production continued to vary around 43 - 53 mcf per day with about 15 bbls of water per week. During 1998 the Partnership plugged the Upper Fort Riley zone in another well and produced only Winfield/Krider zone production, which was recently 142 mcf per day. During October 2001, the Partnership reopened the previously plugged Upper Fort Riley zone. At present, the well is producing approximately 194 mcf per day and 36 bbls of water per day from both zones simultaneously. The Partnership, as non-operator, will participate, during the last half of 2001, in the deepening of one Oklahoma well to include Upper Fort Riley production. See Business and Properties of the Partnership in the 2000 Annual Report on Form 10-K for more information on the Fort Riley zone.

As discussed in the 2000 Annual Report on Form 10-K, the Partnership is active in supporting its views regarding possible Oklahoma regulatory/legislative action on infill drilling and in monitoring activities resulting from removal of production quantity restrictions during 1998 in the Guymon Hugoton field. Both infill drilling and removal of production limits could require considerable capital expenditures. The outcome and the cost of such activities is unpredictable. No additional compression has been installed that affects the Partnership's wells during 2001 by operators on adjoining acreage resulting from the relaxed production rules. Such installations by others could require Partnership expenditures to stay competitive with adjoining operators.

During 2000, Kansas adopted new regulatory rules, agreed upon by most producers, to enable the use of field compressors to operate Hugoton field wells at a vacuum and provide that no well will be restricted to less than 100 mcf per day. Possible effects of state allowed production in excess of 100 mcf per day are not predictable. The Partnership has received approval to operate all its wells at a vacuum; however, the Partnership does not anticipate any significant change in current production.

The Partnership is continuing to monitor the activity on nearby acreage in the Council Grove formation. At present 15 wells have been drilled by others. Two of the 15 wells were recompleted in the Guymon Hugoton field which presently improved production 43 to 170 mcf per day over the original Guymon Hugoton wells that were plugged and abandoned per state regulations. The Partnership's ownership includes the Council Grove formation underlying most of its Oklahoma acreage. It is not known if such monitoring will result in any plans by the Partnership to attempt a Council Grove well; previous preliminary reviews yielded unfavorable forecasts. Recent results by others in the 13 remaining wells have varied from 3 to 396 mcf per day. Production volumes in subsequent months have varied with most wells showing decreases. Current total production from the three Council Grove wells owned by others but located on the Partnership's acreage is approximately 7, 15 and 33 mcf per day. The Partnership has a minor overriding royalty interest in the three wells.

As previously reported, the Partnership's expenditures for K-1 tax form preparation and federal electronic filing have increased significantly as reflected in general and administrative costs compared to prior years. The Partnership recently secured a two-year agreement for such tax preparation and filing which will not apply in the event the Partnership combines as described in the following paragraph. Because of the resulting effect on each investor's K-1 tentative UBTI and depletion calculations, the Partnership requests prompt notification of an investor's use of the deemed sale-repurchase election under
Section 311 of the Taxpayer Relief Act of 1997.

On August 2, 2001, the Partnership filed a Report on Form 8-K, which included a press release (reprinted above) and a non-binding letter of intent contemplating a combination of the businesses and/or properties of the Partnership, Republic Royalty Company, and Spinnaker Royalty Company, L.P. in a non-taxable transaction, into a new publicly traded limited partnership. With limited exceptions, the letter of intent is non-binding, and the transaction is subject to negotiation and execution of a definitive agreement. On October 26, 2001, the Partnership filed a Report on Form 8-K consisting of an amendment to the letter of intent to extend the time to complete the definitive agreement from November 1, 2001 to December 4, 2001.

General Information

The next quarterly cash distribution will be determined as of December 31, 2001, and will be processed in January 2002. For inquiries about post-August 21, 1995 distribution checks or transfer of Partnership Unit certificates, please contact the transfer agent, EquiServe Trust Company, N.A., P.O. Box 8040, Boston, MA 02266 at 1-800-587-3982. Securities and Exchange Commission filings are available via the Internet by accessing the Nasdaq home page. The Internet address for Nasdaq is http://www.nasdaq.com. Select the Partnership by entering our symbol "DHULZ", then select "Get InfoQuotes", then select "Real-Time Filings" or "Company News".

                                               General Partners
                                    P.A. Peak, Inc.         James E. Raley, Inc.

             UNAUDITED FINANCIAL INFORMATION (Dollars in Thousands)

                                             Three Months      Nine Months
                                                 Ended            Ended
                                           -----------------  -----------------
Condensed Statements of Earnings             September 30,      September 30,
--------------------------------           -----------------  -----------------
                                             2001     2000      2001     2000
                                           -------  -------   --------  -------
Operating revenues:
     Natural gas sales and other           $ 4,729  $ 7,037   $ 23,121  $16,770
                                           -------  -------   --------  -------
Costs and expenses:
     Operating, including production taxes   1,010    1,068      3,837    3,019
     General and administrative                206      196        687      513
     Depletion, depreciation and amort.        564      453      1,536    1,344
     Interest expense                            9       10         28       29
     Other                                    (105)      71        (66)     585
                                           -------  -------   --------  -------
Total costs and expenses                     1,684    1,798      6,022    5,490
                                           -------  -------   --------  -------
Net earnings                               $ 3,045  $ 5,239   $ 17,099  $11,280
                                           =======  =======   ========  =======
Net earnings per Unit (in dollars)         $  0.28  $  0.48   $   1.57  $  1.04
                                           =======  =======   ========  =======
Statements of Comprehensive Income
Net earnings                               $ 3,045  $ 5,239   $ 17,099  $11,280
Unrealized holding gain (loss)
  on available for sale securities            (547)     680       (521)     548
                                           -------  -------   --------  -------
Comprehensive income                       $ 2,498  $ 5,919   $ 16,578  $11,828

Condensed Balance Sheets                           Sept. 30,      Dec. 31,
------------------------                              2001          2000
                                                   ---------     ---------
Current assets                                      $27,157       $26,116
Net property and equipment                           16,538        12,593
                                                    -------       -------
Total assets                                        $43,695       $38,709
                                                    =======       =======
Current liabilities:
    Distributions payable to Unitholders            $ 2,932       $ 2,389
    Other                                             1,736         3,290
Long term debt                                          -0-           100
Partnership capital:
    Accum. other comprehensive income                 2,526         3,047
    Other capital                                    36,501        29,883
                                                    -------       -------
Total liabilities and partnership capital           $43,695       $38,709
                                                    =======       =======

Condensed Statements of Cash Flows           Nine Months Ended
----------------------------------             September 30,
                                          ----------------------
                                            2001          2000
                                          --------      --------
Net cash flows attributable to:
Operating activities                      $19,280       $12,094
Investing activities                       (5,470)         (348)
Financing activities:
     Distributions to Unitholders          (9,876)       (6,946)
                                          -------       -------
Net increase in cash
     and cash equivalents                 $ 3,934       $ 4,800
                                          =======       =======



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